SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended  02 March 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

March 2 2010

BP OUTLINES PLAN TO IMPROVE FINANCIAL PERFORMANCE WHILE GROWING PRODUCTION THROUGH 2020

BP today outlined plans to further boost efficiency and reduce costs with the aim of improving its annual underlying pre-tax profitability by more than $3 billion over the next two to three years.

The company also extended its medium-term oil and gas production outlook, projecting that annual output would rise by 1-2 per cent a year on average to 2015, at $60 per barrel from a 2008 base, and expressing increased confidence in further production growth out to 2020.

Previewing BP’s annual strategy presentation to the financial community, Group Chief Executive Tony Hayward said the company had established strong momentum in its core businesses and had made great progress in reducing costs and improving absolute and relative financial performance in the past two years.

But there was a lot more still to do, he added, announcing the start of what he called “a new phase to realise the potential of the portfolio built over the past decade.”

“The challenge and the opportunity for us is that while our portfolio ranks amongst the best in the industry, our financial performance has yet fully to reflect this,” said Hayward. “There is now a real opportunity to make this portfolio work harder for us and we intend to do just that.”

Hayward said there were more opportunities to improve operating and cost efficiency right across the company, from refineries and marketing operations in the downstream to procurement, drilling and project management in the upstream.

BP’s Refining and Marketing segment has committed to further improve underlying profitability by over $2 billion over the next two to three years, and to ensure that refining operations can be profitable even in depressed conditions like those the industry faced in 2009. Hayward said BP’s R&M business was well placed to compete because of the quality of its portfolio, featuring on average larger and more advantaged refineries than its competitors’, and because it had already delivered a strong improvement in underlying performance and reduction in costs.

In Exploration and Production, a significant organisational restructuring is underway to centralise project management, improve cost efficiency and inject greater consistency into operations. In particular a Centralised Developments Organisation is being established to manage all major projects in the portfolio. These developments are expected to enhance capital efficiency and improve returns in the coming years.

“Whichever way you look at it, there are significant opportunities for improvement and in every case firm plans are in place to close these gaps,” said Hayward. “Our direction is clear: the unrelenting pursuit of competitive leadership in respect of cash costs, capital efficiency and margin quality. We believe we have made a good start – but it’s only a start.”

On the upstream, Hayward said BP’s medium-term growth focused on three areas of deep expertise: deep-water production, global gas including unconventional gas, and managing some of the world’s giant oilfields. In each area, BP had made significant advances in 2009.

He pointed to BP’s successful track record of 17 years with a reported reserves replacement ratio of 100 per cent or greater, and to its success in adding to its reserve and resource base over the past two years – with 7.5 billion barrels of oil equivalent (boe) of new resources added, sufficient to replace five years of production. He also cited its five-year record of industry-leading discovery costs. BP’s finding and development costs in 2009 were $12 per boe, the lowest in five years.

These factors underpinned the company’s projection of 1-2 per cent average annual output increases, from a 2008 base at $60 per barrel, until 2015 and increased confidence in the potential to continue production growth through the end of the decade.

BP produced 4 million boe per day in 2009, an increase of 4 per cent on 2008. In the next two years 24 new major projects will reach final investment decision. BP intends to start up a total of 42 new major projects between 2010 and 2015, expected to contribute about 1.0 million to total production by 2015, more than offseting the decline from currently producing fields.

In addition to setting out BP’s downstream and upstream plans, Hayward reaffirmed the company’s commitment to investing in growing a focused portfolio of low-carbon businesses, comprising US onshore wind power, biofuels, solar power and carbon capture and sequestration. BP invested $1.3 billion in this portfolio in 2009 and a cumulative total of more than $4 billion since 2006.

For further information, call BP press office +44 (0)20 7496 4076

Cautionary statement: The reserves replacement ratio and reserves and resources information contained in this press release are on a combined basis of subsidiaries and equity-accounted entities. This press release contains forward-looking statements, particularly those regarding BP’s medium-term production outlook (including anticipated average production growth of 1-2% a year on average to 2015 at $60 per barrel from a 2008 base and the potential to sustain growth to 2020); opportunities to improve operating and cost efficiency; BP’s Refining and Marketing segment’s intention to improve underlying profitability and intention to reach profitability; expectation that BP’s Exploration and Production segment’s organisational restructuring will enhance capital efficiency and improve returns; anticipated investment in low-carbon business; opportunity for growth through deepwater, gas and unconventional gas, management of some of the world’s giant oil fields; timing of final investment decisions and start ups for projects and their anticipated contribution to total production. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; future levels of industry product supply; demand and pricing; OPEC quota restrictions; PSA effects; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; exchange rate fluctuations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors; natural disasters and adverse weather conditions; wars and acts of terrorism or sabotage; and other factors discussed elsewhere in this presentation. For more information you should refer to our Annual Report and Accounts 2009 and our 2009 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Cautionary Note to US Investors - We use certain terms in this press release, such as “resources” that the SEC’s rules prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosures in our Form 20-F, SEC File No. 1-06262. This form is available on our website at www.bp.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or by logging on to their website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 March 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary